UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM T-3/A

(Amendment No. 2)

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

OFFSHORE GROUP INVESTMENT LIMITED

(Issuer)

DRAGONQUEST HOLDINGS COMPANY

EMERALD DRILLER COMPANY

P2020 RIG CO.

P2021 RIG CO.

PT. VANTAGE DRILLING COMPANY INDONESIA

SAPPHIRE DRILLER COMPANY

VANTAGE DEEPWATER COMPANY

VANTAGE DEEPWATER DRILLING, INC.

VANTAGE DELAWARE HOLDINGS, LLC

VANTAGE DRILLER I CO

VANTAGE DRILLER II CO

VANTAGE DRILLER III CO

VANTAGE DRILLER IV CO.

VANTAGE DRILLER VI CO.

VANTAGE DRILLER ROCO S.R.L.

VANTAGE DRILLING AFRICA

VANTAGE DRILLING LABUAN I LTD.

VANTAGE DRILLING (MALAYSIA) I SDN. BHD.

VANTAGE DRILLING NETHERLANDS B.V.

VANTAGE ENERGY SERVICES, INC.

VANTAGE HOLDING HUNGARY KFT.

VANTAGE HOLDINGS CYPRUS ODC LIMITED

VANTAGE HOLDINGS MALAYSIA I CO.

VANTAGE INTERNATIONAL MANAGEMENT CO.

VANTAGE INTERNATIONAL MANAGEMENT COMPANY PTE. LTD.

(Guarantors)

(Name of Applicants)

777 Post Oak Boulevard, Suite 800

Houston, Texas 77056

(Address of principal executive offices)

Securities to be Issued under the Indenture to be Qualified

Title of Class	Amount
1% / 12% Step-up Senior Secured Third Lien Convertible Notes due 2030	$750 million aggregate principal amount plus amounts paid-in-kind and any additional notes as permitted by the indenture

Approximate date of proposed public offering: As soon as practicable after the Effective Date under the Plan of Reorganization.

Name and registered address of agent for service:	With a copy to:

Nicolas Evanoff 777 Post Oak Boulevard, Suite 800 Houston, Texas 77056 (281) 404-4700	Ted S. Waksman Frank R. Adams Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000

The Applicants (as defined herein) hereby amend this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application for Qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939 (as amended, the “Trust Indenture Act”), may determine upon the written request of the Applicants.

EXPLANATORY NOTE

This Amendment No. 2 to Form T-3 (the “Amendment”) further amends the Application for Qualification of Indentures under the Trust Indenture Act on Form T-3 (File No. 022-29012) originally filed with the Securities and Exchange Commission (the “Commission”) on December 2, 2015, as amended and restated by the Amendment No. 1 to the Form T-3 filed with the Commission on January 29, 2016 (as so amended and restated, the “Form T-3”), and (i) attaches a revised form of indenture as Exhibit T3C.1 to the Form T-3 and (ii) updates Item 8. - “Analysis of Indenture Provisions” of the Form T-3.

Except as specifically described above or otherwise set forth herein, the information disclosed in the Form T-3 (including the exhibits filed therewith and incorporated by reference thereto) remains unchanged and has been omitted from this Amendment.

INDENTURE SECURITIES

8. Analysis of Indenture Provisions.

The New Notes will be subject to the Indenture to be entered into among the Company, the Guarantors and U.S. Bank National Association, as trustee (the “Trustee”) and collateral agent to be entered into and dated on the Effective Date of the Plan. The following is a general description of certain provisions of the Indenture, and the description is qualified in its entirety by reference to the form of Indenture, filed as Exhibit T3C.1 herewith. Capitalized terms used below and not defined herein have the meanings ascribed to them in the Indenture.

(a) Events of Default; Withholding of Notice.

The occurrence of any of the following events will constitute an Event of Default under the Indenture: (1) failure to pay interest on the New Notes (after a 30-day grace period), (2) failure to pay the principal of, or premium on, the New Notes when due, (3) failure by the Company or any Restricted Subsidiary to timely give notice of redemption and redeem or offer to purchase, purchase and pay for Notes as required by the Indenture or to comply with their obligations under the Indenture in connection with certain merger events or events relating to the sale, transfer or other disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries, taken as a whole, (4) failure by the Company or any Restricted Subsidiary to comply with any other covenants or agreements in the Indenture for a period of 45 days after proper notice thereof, (5) certain involuntary or voluntary insolvency and similar events in respect of the Company, any Guarantor or certain Restricted Subsidiaries, (6) default under any mortgage, indenture or instrument evidencing Indebtedness for money borrowed or guaranteed by the Company or any Guarantor, if that default (A) is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such indebtedness (a “Payment Default”) or (B) results in the acceleration of such Indebtedness prior to its Stated Maturity, and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $30.0 million or more; (7) entry by a court or courts of competent jurisdiction of a final judgment or government fine or penalty (whether by agreement, consent decree, or otherwise) against the Company, any Guarantor, or any Affiliate of the Company (other than Vantage Drilling Company), or entry by the Company, any Guarantor, or any Affiliate of the Company (other than Vantage Drilling Company) into any settlement agreement, consent decree, or similar agreement with respect to any investigations involving, or claims against, such entity, that would individually or in the aggregate, exceed $50.0 million, (8) breaches by the Company or any Guarantor of material representations or warranties or agreements under the Collateral Agreements, or the repudiation of or unenforceability of the Collateral Agreements, (9) the unenforceability of any Note Guarantee, or the disaffirmance or denial of the obligations thereunder, and (10) failure by the Company to issue New Ordinary Shares upon conversion of Notes.

If an Event of Default (other than an Event of Default arising from clause (5) listed above) shall have occurred and be continuing, then the Trustee or the holders of not less than 25% in aggregate principal amount of the New Notes then outstanding may declare all outstanding Notes to be due and payable immediately in cash, and Holders of the Notes will be entitled to the payment of all amounts that would have been due upon redemption of the Notes if the Company redeemed the Notes at its option at such time pursuant to its right to redeem the Notes, which redemption price includes the Applicable Premium (as defined in the Indenture). If an Event of Default specified in clause (5) above occurs with respect to the Company, all outstanding New Notes shall become due and payable immediately in cash without further action, notice or declaration on the part of the Trustee or any holder and Holders of the Notes will be entitled to the payment of all amounts that would have been due upon redemption of the Notes if the Company redeemed the Notes at its option at such time pursuant to its right to redeem the Notes, which redemption price includes the Applicable Premium.

If a Default or Event of Default occurs and is continuing and if it is known to the Trustee, the Trustee shall transmit to each holder of New Notes notice of the Default or Event of Default within 90 days after it occurs. Except in the case of a Default or Event of Default in payment of principal of, premium, if any, or interest on any New Note, the Trustee may withhold the notice if and so long as the Trustee in good faith determines that withholding the notice is in the interests of the Holders of the New Notes.

(b) Authentication and Delivery of New Notes; Application of Proceeds.

The Trustee shall authenticate the amount of the New Notes, which shall not exceed the sum of (i) $750,000,000 and (ii) the maximum principal amount of Additional Notes (as defined in the Indenture) that may be issued pursuant to awards granted from time to time under the Management Incentive Plan, such maximum principal amount of additional New Notes to be determined in accordance with the terms of the Management Incentive Plan as in effect on the Issue Date (as defined in the Indenture), plus amounts paid in kind, upon a written order of the Company signed by two separate officers for original issue. If Additional Notes are issued or upon payment of interest in kind, the Trustee shall, from time to time as required by the Indenture, authenticate such Additional Notes, PIK Notes (as defined in the Indenture) or increases in principal balance resulting from payment of PIK Interest (as defined in the Indenture) upon a written order of the Company signed by two separate officers of the Company. Unless the context requires otherwise, references to “New Notes” for all purposes of this Amendment shall include the New Notes and all Additional Notes and PIK Notes that are issued.

The New Notes may be executed on behalf of the Company by any two Officers. The signature of these Officers on the New Notes may be by facsimile or manual signature in the name and on behalf of the Company. A New Note shall not be valid until authenticated by the manual signature of the Trustee. The signature shall be conclusive evidence that the New Note has been authenticated under the Indenture. The Trustee shall, upon a written order of the Company signed by two Officers, authenticate the New Notes for original issue. The Trustee may appoint an authenticating agent to authenticate the New Notes. An authenticating agent may authenticate the New Notes whenever the Trustee may do so.

The New Notes shall be issued in minimum denominations of $1.00 and in integral multiples of $0.01 in excess thereof, except as provided otherwise in the Indenture, and will be attached to the related Stapled Security. Additional Notes shall be issued in minimum denominations of the Current Principal Amount of Notes per Unit (as defined in the Indenture) at the time any such Additional Notes are issued, such denomination not to be less than $1.00, and integral multiples of $0.01 in excess thereof, and will be attached to the related Stapled Security.

(c) Release of Collateral.

Subject to the Third Lien Intercreditor Agreement, Collateral may be released from the Lien and security interest created by the Collateral Documents at any time or from time to time in accordance with the provisions of the Collateral Documents or as provided in the Indenture, including upon full and final payment of the New Notes, sales or other dispositions of assets in compliance with the covenant entitled “Asset Sales”, upon legal or covenant defeasance, upon release of any Guarantor from its guarantee (with respect to the Guarantor’s assets securing such guarantee), and as provided in the Third Lien Intercreditor Agreement (as defined in the Indenture).

(d) Satisfaction and Discharge.

The Indenture will be discharged and will cease to be of further effect as to all outstanding New Notes hereunder, and the Trustee, upon receipt from the Company of an Officers’ Certificate and an Opinion of Counsel stating that all conditions precedent to satisfaction and discharge have been satisfied, shall execute proper instruments acknowledging satisfaction and discharge of the Indenture, when:

(1) either:

(A) all New Notes that have been authenticated (except lost, stolen or destroyed New Notes that have been replaced or paid and New Notes for whose payment money has theretofore been deposited in trust and thereafter repaid to the Company) have been delivered to the Trustee for cancellation; or

(B) all New Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the sending of a notice of redemption or otherwise or will become due and payable within one year and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the New Notes not delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

(2) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit (except a Default or Event of Default resulting from the borrowing of funds to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any material instrument to which the Company or any Guarantor is a party or by which Company or any Guarantor is bound;

(3) the Company or any Guarantor has paid or caused to be paid all sums payable by it under the Indenture and not provided for by the deposit required by clause (1) above; and

(4) the Company has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the New Notes at maturity or the redemption date, as the case may be.

(e) Evidence of Compliance with Conditions and Covenants.

The Company shall deliver to the Trustee, within 90 days after the end of each fiscal year, a Officers’ Certificate stating that a review of the activities of the Company and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing officers with a view to determining whether the Company and the Guarantors have kept, observed, performed and fulfilled their obligations under the Indenture and further stating, as to each officer signing such certificate, that to the best of his or her actual knowledge the Company and each Guarantor has kept, observed, performed and fulfilled each and every covenant contained in the Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions of the Indenture (or, if a Default or Event of Default has occurred, describing all such Defaults or Events of Default of which he or she may have actual knowledge and what action the Company or a Guarantor is taking or proposes to take with respect thereto) and that to the best of his or her actual knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of or interest, if any, on the New Notes is prohibited or if such event has occurred, a description of the event and what action the Company or a Guarantor is taking or proposes to take with respect thereto.

The Company shall, so long as any of the New Notes are outstanding, deliver to the Trustee, forthwith upon any Officer becoming aware of any Default or Event of Default, an Officers’ Certificate specifying such Default or Event of Default and what action the Company is taking or proposes to take with respect thereto.

CONTENTS OF AMENDMENT

This Amendment comprises:

(a)	Pages numbered 1 to 13, consecutively.

(b)	The Statement of Eligibility and Qualification on Form T-1 of the trustee under the Indenture to be qualified.*

(c)	The following exhibits in addition to those filed as part of the Statement of Eligibility and Qualification of the trustee:

Exhibit T3A.1	Certificate of Incorporation of Offshore Group Investment Limited (Incorporated by reference to Exhibit 3.3 of the registration statement on Form S-4 (File No. 333-170841))*

Exhibit T3B.1	Amended and Restated Memorandum and Articles of Association of Offshore Group Investment Limited (Incorporated by reference to Exhibit 3.4 of the registration statement on Form S-4 (File No. 333-170841)).*

Exhibit T3A.2	Certificate of Incorporation of Dragonquest Holdings Company (Incorporated by reference to Exhibit 3.33 of the registration statement on Form S-4 (File No. 333-181890) filed with the SEC on June 5, 2012).*

Exhibit T3B.2	Memorandum and Articles of Association of Dragonquest Holdings Company (Incorporated by reference to Exhibit 3.34 of the registration statement on Form S-4 (File No. 333-181890) filed with the SEC on June 5, 2012).*

Exhibit T3A.3	Certificate of Incorporation of Emerald Driller Company (Incorporated by reference to Exhibit 3.11 of the registration statement on Form S-4 (File No. 333-170841)).*

Exhibit T3B.3	Memorandum and Articles of Association of Emerald Driller Company (Incorporated by reference to Exhibit 3.12 of the registration statement on Form S-4 (File No. 333-170841)).*

Exhibit T3A.4	Certificate of Incorporation of P2020 Rig Co. (Incorporated by reference to Exhibit 3.19 of the registration statement on Form S-4 (File No. 333-174851)).*

Exhibit T3B.4	Amended and Restated Memorandum and Articles of Association of P2020 Rig Co. (Incorporated by reference to Exhibit 3.20 of the registration statement on Form S-4 (File No. 333-174851)).*

Exhibit T3A.5	Certificate of Incorporation of P2021 Rig Co. (Incorporated by reference to Exhibit 3.17 of the registration statement on Form S-4 (File No. 333-170841)).*

Exhibit T3B.5	Amended and Restated Memorandum and Articles of Association of P2021 Rig Co. (Incorporated by reference to Exhibit 3.18 of the registration statement on Form S-4 (File No. 333-170841)).*

Exhibit T3A.6	Deed of Establishment of PT. Vantage Drilling Company Indonesia and corresponding Ministry of Law and Human Rights approval letter.*

Exhibit T3B.6	Articles of Association of PT. Vantage Drilling Company Indonesia (Incorporated by reference to Exhibit 3.45 of Amendment No. 1 to the registration statement filed with the SEC on February 27, 2013).*

Exhibit T3A.7	Certificate of Incorporation of Sapphire Driller Company (Incorporated by reference to Exhibit 3.13 of the registration statement on Form S-4 (File No. 333-170841).*

Exhibit T3B.7	Memorandum and Articles of Association of Sapphire Driller Company (Incorporated by reference to Exhibit 3.14 of the registration statement on Form S-4 (File No. 333-170841)).*

Exhibit T3A.8	Certificate of Incorporation of Vantage Deepwater Company (Incorporated by reference to Exhibit 3.41 of the registration statement on Form S-4 (File No. 333-181890) filed with the SEC on June 5, 2012).*

Exhibit T3B.8	Memorandum and Articles of Association of Vantage Deepwater Company (Incorporated by reference to Exhibit 3.42 of the registration statement on Form S-4 (File No. 333-181890) filed with the SEC on June 5, 2012).*

Exhibit T3A.9	Certificate of Incorporation of Vantage Deepwater Drilling, Inc. (Incorporated by reference to Exhibit 3.39 of the registration statement on Form S-4 (File No. 333-181890) filed with the SEC on June 5, 2012).*

Exhibit T3B.9	Bylaws of Vantage Deepwater Drilling, Inc. (Incorporated by reference to Exhibit 3.40 of the registration statement on Form S-4 (File No. 333-181890) filed with the SEC on June 5, 2012).*

Exhibit T3A.10	Certificate of Formation of Vantage Delaware Holdings, LLC (Incorporated by reference to Exhibit 3.43 of the registrations statement on Form S-4 (File No. 333-185117) filed with the SEC on November 21, 2012).*

Exhibit T3B.10	Limited Liability Company Agreement of Vantage Delaware Holdings, LLC (Incorporated by reference to Exhibit 3.44 of the registrations statement on Form S-4 (File No. 333-185117) filed with the SEC on November 21, 2012).*

Exhibit T3A.11	Certificate of Incorporation of Vantage Driller I Co (Incorporated by reference to Exhibit 3.5 of the registration statement on Form S-4 (File No. 333-170841)).*

Exhibit T3B.11	Amended and Restated Memorandum and Articles of Association of Vantage Driller I Co (Incorporated by reference to Exhibit 3.6 of the registration statement on Form S-4 (File No. 333-170841)).*

Exhibit T3A.12	Certificate of Incorporation of Vantage Driller II Co (Incorporated by reference to Exhibit 3.7 of the registration statement on Form S-4 (File No. 333-170841)).*

Exhibit T3B.12	Amended and Restated Memorandum and Articles of Association of Vantage Driller II Co (Incorporated by reference to Exhibit 3.8 of the registration statement on Form S-4 (File No. 333-170841)).*

Exhibit T3A.13	Certificate of Incorporation of Vantage Driller III Co (Incorporated by reference to Exhibit 3.9 of the registration statement on Form S-4 (File No. 333-174851)).*

Exhibit T3B.13	Second Amended and Restated Memorandum and Articles of Association of Vantage Driller III Co (Incorporated by reference to Exhibit 3.10 of the registration statement on Form S-4 (File No. 333-174851)).*

Exhibit T3A.14	Certificate of Incorporation of Vantage Driller IV Co. (Incorporated by reference to Exhibit 3.9 of the registration statement on Form S-4 (File No. 333-170841)).*

Exhibit T3B.14	Amended and Restated Memorandum and Articles of Association of Vantage Driller IV Co. (Incorporated by reference to Exhibit 3.10 of the registration statement on Form S-4 (File No. 333-170841)).*

Exhibit T3A.15	Certificate of Incorporation of Vantage Driller VI Co. (Incorporated by referenced to Exhibit 3.46 of the registration statement on Amendment No. 1 to Form S-4 (File No. 333-188263).*

Exhibit T3B.15	Memorandum and Articles of Association of Vantage Driller VI Co. (Incorporated by referenced to Exhibit 3.47 of the registration statement on Amendment No. 1 to Form S-4 (File No. 333-188263).*

Exhibit T3A.16	Certificate of Incorporation of Vantage Driller ROCO S.R.L. —English translation from Romanian.*

Exhibit T3B.16	Articles of Association of the Limited Liability Company Vantage Driller ROCO S.R.L.*

Exhibit T3A.17	Certificate of Incorporation on Change of Name of Vantage Drilling Africa.*

Exhibit T3B.17	Amended and Restated Memorandum and Articles of Association of Vantage Drilling Africa.*

Exhibit T3A.18	Certificate of Incorporation of Vantage Drilling Labuan I Ltd. (Incorporated by reference to Exhibit 3.29 of the registration statement on Form S-4 (File No. 333-174851)).*

Exhibit T3B.18	Memorandum and Articles of Association of Vantage Drilling Labuan I Ltd. (Incorporated by reference to Exhibit 3.30 of the registration statement on Form S-4 (File No. 333-174851)).*

Exhibit T3A.19	Certificate of Incorporation of Vantage Drilling (Malaysia) I Sdn. Bhd. (Incorporated by reference to Exhibit 3.31 of the registration statement on Form S-4 (File No. 333-174851)).*

Exhibit T3B.19	Memorandum and Articles of Association of Vantage Drilling (Malaysia) I Sdn. Bhd. (Incorporated by reference to Exhibit 3.32 of the registration statement on Form S-4 (File No. 333-174851)).*

Exhibit T3A.20	Certified Registry of Vantage Drilling Netherlands B.V. as administered by the Chamber of Commerce for Amsterdam.*

Exhibit T3B.20	Articles of Association of Vantage Drilling Netherlands B.V.—English translation from Dutch (Incorporated by reference to Exhibit 3.20 of the registration statement on Form S-4 (File No. 333-170841)).*

Exhibit T3A.21	Statement of Organization by Incorporator of Vantage Energy Services, Inc.*

Exhibit T3B.21	First Amended and Restated By-Laws of Vantage Energy Services, Inc.*

Exhibit T3A.22	Certificate of Incorporation of Vantage Holding Hungary Kft.—English translation from Hungarian (Incorporated by reference to Exhibit 3.19 of the registration statement on Form S-4 (File No. 333-170841).*

Exhibit T3B.22	Deed of Foundation of Vantage Holding Hungary Kft.*

Exhibit T3A.23	Certificate of Incorporation of Vantage Holdings Cyprus ODC Limited (Incorporated by reference to Exhibit 3.35 of the registration statement on Form S-4 (File No. 333-181890) filed with the SEC on June 5, 2012).*

Exhibit T3B.23	Memorandum and Articles of Association of Vantage Holdings Cyprus ODC Limited (Incorporated by reference to Exhibit 3.36 of the registration statement on Form S-4 (File No. 333-181890) filed with the SEC on June 5, 2012).*

Exhibit T3A.24	Certificate of Incorporation of Vantage Holdings Malaysia I Co. (Incorporated by reference to Exhibit 3.23 of the registration statement on Form S-4 (File No. 333-174851)).*

Exhibit T3B.24	Memorandum and Articles of Association of Vantage Holdings Malaysia I Co. (Incorporated by reference to Exhibit 3.24 of the registration statement on Form S-4 (File No. 333-174851)).*

Exhibit T3A.25	Certificate of Incorporation of Vantage International Management Co. (Incorporated by reference to Exhibit 3.15 of the registration statement on Form S-4 (File No. 333-170841)).*

Exhibit T3B.25	Amended and Restated Memorandum and Articles of Association of Vantage International Management Co. (Incorporated by reference to Exhibit 3.16 of the registration statement on Form S-4 (File No. 333-170841)).*

Exhibit T3A.26	Certificate Confirming Incorporation of Company of Vantage International Management Company Pte. Ltd.*

Exhibit T3B.26	Memorandum and Articles of Association of Vantage International Management Company Pte. Ltd.*

Exhibit T3C.1	Form of Indenture of Offshore Group Investment Limited, the guarantors named therein and the trustee and collateral agent for the 1% / 12% Step-up Senior Secured Third Lien Convertible Notes due 2030.**

Exhibit T3D.1	Not Applicable.

Exhibit T3E.1	Disclosure Statement relating to the Joint Prepackaged Chapter 11 Plan of Offshore Group Investment Limited and its Affiliated Debtors, dated December 2, 2015.*

Exhibit T3F.1	Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included in Exhibit T3C.1 hereto).**

Exhibit 25.1	Statement of Eligibility and Qualification on Form T-1 of the trustee under the Indenture to be qualified.*

*	Previously filed and/or incorporated by reference to the Form T-3.
**	Filed herewith, as revised.

SIGNATURES

Pursuant to the requirements of the Trust Indenture Act of 1939, Offshore Group Investment Limited, a Cayman Island exempted company with limited liability, has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston and State of Texas, on February 5, 2016.

(SEAL)		OFFSHORE GROUP INVESTMENT LIMITED

Attest:	/s/ Melisa Jacobs	By:	/s/ Christopher G. DeClaire
Name:	Melisa Jacobs	Name:	Christopher G. DeClaire
		Title:	Authorized Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, Dragonquest Holdings Company, a Cayman Island exempted company with limited liability, has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston and State of Texas, on February 5, 2016.

(SEAL)		DRAGONQUEST HOLDINGS COMPANY

Attest:	/s/ Melisa Jacobs	By:	/s/ Christopher G. DeClaire
Name:	Melisa Jacobs	Name:	Christopher G. DeClaire
		Title:	Authorized Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, Emerald Driller Company, a Cayman Island exempted company with limited liability, has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston and State of Texas, on February 5, 2016.

(SEAL)		EMERALD DRILLER COMPANY

Attest:	/s/ Melisa Jacobs	By:	/s/ Christopher G. DeClaire
Name:	Melisa Jacobs	Name:	Christopher G. DeClaire
		Title:	Authorized Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, P2020 Rig Co., a Cayman Islands exempted company with limited liability, has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston and State of Texas, on February 5, 2016.

(SEAL)		P2020 RIG CO.

Attest:	/s/ Melisa Jacobs	By:	/s/ Christopher G. DeClaire
Name:	Melisa Jacobs	Name:	Christopher G. DeClaire
		Title:	Authorized Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, P2021 Rig Co., a Cayman Island exempted company with limited liability, has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston and State of Texas, on February 5, 2016.

(SEAL)		P2021 RIG CO.

Attest:	/s/ Melisa Jacobs	By:	/s/ Christopher G. DeClaire
Name:	Melisa Jacobs	Name:	Christopher G. DeClaire
		Title:	Authorized Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, PT. Vantage Drilling Company Indonesia, a limited liability company organized under the laws of Indonesia, has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston and the State of Texas, on February 5, 2016.

(SEAL)		PT. VANTAGE DRILLING COMPANY INDONESIA

Attest:	/s/ Melisa Jacobs	By:	/s/ Guy Dawson-Smith
Name:	Melisa Jacobs	Name:	Guy Dawson-Smith
		Title:	President Director

Pursuant to the requirements of the Trust Indenture Act of 1939, Sapphire Drilling Company, a Cayman Island exempted company with limited liability, has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston and State of Texas, on February 5, 2016.

(SEAL)		SAPPHIRE DRILLING COMPANY

Attest:	/s/ Melisa Jacobs	By:	/s/ Christopher G. DeClaire
Name:	Melisa Jacobs	Name:	Christopher G. DeClaire
		Title:	Authorized Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, Vantage Deepwater Company, a Cayman Island exempted company with limited liability, has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston and State of Texas, on February 5, 2016.

(SEAL)		VANTAGE DEEPWATER COMPANY

Attest:	/s/ Melisa Jacobs	By:	/s/ Christopher G. DeClaire
Name:	Melisa Jacobs	Name:	Christopher G. DeClaire
		Title:	Authorized Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, Vantage Deepwater Drilling, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston and State of Texas, on February 5, 2016.

(SEAL)		VANTAGE DEEPWATER DRILLING, INC.

Attest:	/s/ Melisa Jacobs	By:	/s/ Christopher G. DeClaire
Name:	Melisa Jacobs	Name:	Christopher G. DeClaire
		Title:	Authorized Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, Vantage Delaware Holdings, LLC, a limited liability company organized under the laws of the State of Delaware, has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston and State of Texas, on February 5, 2016.

(SEAL)		VANTAGE DELAWARE HOLDINGS, LLC

Attest:	/s/ Melisa Jacobs	By:	/s/ Christopher G. DeClaire
Name:	Melisa Jacobs	Name:	Christopher G. DeClaire
		Title:	Authorized Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, Vantage Driller I Co, a Cayman Island exempted company with limited liability, has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston and State of Texas, on February 5, 2016.

(SEAL)		VANTAGE DRILLER I CO

Attest:	/s/ Melisa Jacobs	By:	/s/ Christopher G. DeClaire
Name:	Melisa Jacobs	Name:	Christopher G. DeClaire
		Title:	Authorized Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, Vantage Driller II Co, a Cayman Island exempted company with limited liability, has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston and State of Texas, on February 5, 2016.

(SEAL)		VANTAGE DRILLER II CO

Attest:	/s/ Melisa Jacobs	By:	/s/ Christopher G. DeClaire
Name:	Melisa Jacobs	Name:	Christopher G. DeClaire
		Title:	Authorized Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, Vantage Driller III Co, a Cayman Island exempted company with limited liability, has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston and State of Texas, on February 5, 2016.

(SEAL)		VANTAGE DRILLER III CO

Attest:	/s/ Melisa Jacobs	By:	/s/ Christopher G. DeClaire
Name:	Melisa Jacobs	Name:	Christopher G. DeClaire
		Title:	Authorized Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, Vantage Driller IV Co., a Cayman Island exempted company with limited liability, has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston and State of Texas, on February 5, 2016.

(SEAL)		VANTAGE DRILLER IV CO.

Attest:	/s/ Melisa Jacobs	By:	/s/ Christopher G. DeClaire
Name:	Melisa Jacobs	Name:	Christopher G. DeClaire
		Title:	Authorized Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, Vantage Driller VI Co., a Cayman Island exempted company with limited liability, has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston and State of Texas, on February 5, 2016.

(SEAL)		VANTAGE DRILLER VI CO.

Attest:	/s/ Melisa Jacobs	By:	/s/ Christopher G. DeClaire
Name:	Melisa Jacobs	Name:	Christopher G. DeClaire
		Title:	Authorized Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, Vantage Driller ROCO S.R.L., a limited liability company organized under the laws of Romania, has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Coppell and the State of Texas, on February 5, 2016.

(SEAL)		VANTAGE DRILLER ROCO S.R.L.

Attest:	/s/ Denise M. Nelson	By:	/s/ Ronald J. Nelson
Name:	Denise M. Nelson	Name:	Ronald J. Nelson
		Title:	Director

Pursuant to the requirements of the Trust Indenture Act of 1939, Vantage Driller ROCO – Luxembourg Branch, a branch of Vantage Driller ROCO S.R.L., a limited liability company organized under the laws of Romania, has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Luxembourg and the Grand Duchy of Luxembourg, on February 5, 2016.

(SEAL)		VANTAGE DRILLER ROCO – LUXEMBOURG BRANCH

Attest:	/s/ Silvia Gentil	By:	/s/ Rui M. Gomes
Name:	Silvia Gentil	Name:	Rui M. Gomes
		Title:	Branch Manager

Pursuant to the requirements of the Trust Indenture Act of 1939, Vantage Drilling Africa, a Cayman Island exempted company with limited liability, has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston and State of Texas, on February 5, 2016.

(SEAL)		VANTAGE DRILLING AFRICA

Attest:	/s/ Melisa Jacobs	By:	/s/ Christopher G. DeClaire
Name:	Melisa Jacobs	Name:	Christopher G. DeClaire
		Title:	Authorized Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, Vantage Drilling Labuan I LTD., a Labuan company duly incorporated under the Labuan Companies Act of 1990 and validly existing under the laws applicable to the Federal Territory of Labuan, Malaysia, has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston and State of Texas, on February 5, 2016.

(SEAL)		VANTAGE DRILLING LABUAN I LTD.

Attest:	/s/ Melisa Jacobs	By:	/s/ Christopher G. DeClaire
Name:	Melisa Jacobs	Name:	Christopher G. DeClaire
		Title:	Authorized Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, Vantage Drilling (Malaysia) I Sdn. Bhd., a limited liability company organized under the laws of Malaysia, has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston and State of Texas, on February 5, 2016.

(SEAL)		VANTAGE DRILLING (MALAYSIA) I SDN. BHD.

Attest:	/s/ Melisa Jacobs	By:	/s/ Christopher G. DeClaire
Name:	Melisa Jacobs	Name:	Christopher G. DeClaire
		Title:	Authorized Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, Vantage Drilling Netherlands B.V., a limited liability company organized under the laws of the Netherlands, has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston and State of Texas, on February 5, 2016.

(SEAL)		VANTAGE DRILLING NETHERLANDS B.V.

Attest:	/s/ Melisa Jacobs	By:	/s/ Christopher G. DeClaire
Name:	Melisa Jacobs	Name:	Christopher G. DeClaire
		Title:	Authorized Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, Vantage Energy Services, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston and State of Texas, on February 5, 2016.

(SEAL)		VANTAGE ENERGY SERVICES, INC.

Attest:	/s/ Melisa Jacobs	By:	/s/ Paul A. Bragg
Name:	Melisa Jacobs	Name:	Paul A. Bragg
		Title:	Chief Executive Officer, President

Pursuant to the requirements of the Trust Indenture Act of 1939, Vantage Holding Hungary Kft., a limited liability company organized under the laws of Hungary, has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston and State of Texas, on February 5, 2016.

(SEAL)		VANTAGE HOLDING HUNGARY KFT.

Attest:	/s/ Melisa Jacobs	By:	/s/ Linda J. Ibrahim
Name:	Melisa Jacobs	Name:	Linda J. Ibrahim
		Title:	Managing Director

Pursuant to the requirements of the Trust Indenture Act of 1939, Vantage Holdings Cyprus ODC Limited, a limited liability company organized under the laws of Cyprus, has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Coppell and State of Texas, on February 5, 2016.

(SEAL)		VANTAGE HOLDINGS CYPRUS ODC LIMITED

Attest:	/s/ Denise M. Nelson	By:	/s/ Ronald J. Nelson
Name:	Denise M. Nelson	Name:	Ronald J. Nelson
		Title:	Director

Pursuant to the requirements of the Trust Indenture Act of 1939, Vantage Holdings Malaysia I Co., a Cayman Island exempted company with limited liability, has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston and State of Texas, on February 5, 2016.

(SEAL)		VANTAGE HOLDINGS MALAYSIA I CO.

Attest:	/s/ Melisa Jacobs	By:	/s/ Christopher G. DeClaire
Name:	Melisa Jacobs	Name:	Christopher G. DeClaire
		Title:	Authorized Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, Vantage International Management Co., a Cayman Island exempted company with limited liability, has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston and State of Texas, on February 5, 2016.

(SEAL)		VANTAGE INTERNATIONAL MANAGEMENT CO.

Attest:	/s/ Melisa Jacobs	By:	/s/ Christopher G. DeClaire
Name:	Melisa Jacobs	Name:	Christopher G. DeClaire
		Title:	Authorized Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, Vantage International Management Company Pte. Ltd., a corporation organized under the laws of Singapore, has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Coppell and State of Texas, on February 5, 2016.

(SEAL)		VANTAGE INTERNATIONAL MANAGEMENT COMPANY PTE. LTD.

Attest:	/s/ Denise M. Nelson	By:	/s/ Ronald J. Nelson
Name:	Denise M. Nelson	Name:	Ronald J. Nelson
		Title:	Director